EXHIBIT 99.1

Equinor ASA: Execution of debt capital market transactions

On Monday May 18, 2020 Equinor ASA (OSE:EQNR, NYSE:EQNR), guaranteed by Equinor Energy AS, executed a total of USD 1.5 billion in the debt capital market.

The debt capital market transaction consists of the following tranches:

  Issue of USD 0.75 billion 1.75% Notes due Jan 22, 2026
  Issue of USD 0.75 billion 2.375% Notes due May 22, 2030

“Equinor has in recent years improved our business, including our portfolio and our financial robustness. In the current volatile market situation characterised by high uncertainty going forward, we see the value in further increasing our financial flexibility and resilience”, says CFO of Equinor ASA, Lars Christian Bacher.

The net proceeds from the issue of the Notes will be used for general corporate purposes, which may include the repayment or purchase of existing debt or other purposes described in the prospectus supplement for the issue of Notes.

The Notes have been fully subscribed and the settlement date is May 22, 2020.

Further information:

Investor relations
Peter Hutton, Senior Vice President, Investor Relations,
+44 7881 918 792

Press
Bård Glad Pedersen, Vice President, Media Relations,
+47 918 01 791

Finance
Annant Shah, Vice President, Capital Markets,
+44 203 204 3200

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Equinor ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The offering is being made only by means of a prospectus and related prospectus supplement. The prospectus and related preliminary prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov.  Alternatively, you may request these documents by calling (1) BofA Securities, Inc. at 1-800-294-1322, (2) Barclays Capital Inc. at 1-888-603-5847, (3) BNP Paribas Securities Corp. at 1-800-854-5674, (4) DNB Markets, Inc. at 1-212-681-3800, (5) Goldman Sachs & Co. LLC at 1-866-471-2526 or (6) J.P. Morgan Securities LLC at 1-212-834-4533.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.